Filed Pursuant to Rule 433

Registration No. 333-269757

Registration No. 333-269757-01

August 12, 2024

PRICING TERM SHEET

5.125% Medium-Term Notes due 2034
Issuer:	UDR, Inc.
Expected Ratings (Moody’s / S&P)*:	Baa1 / BBB+
Security:	5.125% Medium-Term Notes due 2034
Guarantee:	Fully and unconditionally guaranteed by United Dominion Realty, L.P.
Principal Amount:	$300,000,000
Maturity Date:	September 1, 2034
Coupon:	5.125%
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2025
Price to Public:	98.977% of the principal amount
Denominations:	$2,000 and integral multiples of $1,000
Benchmark Treasury:	3.875% due August 15, 2034
Benchmark Treasury Price/Yield:	99-23+/ 3.907%
Spread to Benchmark Treasury:	T+135 bps
Yield:	5.257%
Optional Redemption Provisions: Make-Whole Call: Par Call:	T+25 bps Redemption at par plus accrued and unpaid interest on or after June 1, 2034 as set forth in the preliminary pricing supplement
Trade Date:	August 12, 2024
Settlement Date:

August 15, 2024 (T+3); since trades in the secondary market generally settle in one business day, purchasers who wish to trade notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

CUSIP:	90265EAW0
ISIN:	US90265EAW03
Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC Regions Securities LLC TD Securities (USA) LLC Truist Securities, Inc.
Co-Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC US Bancorp Investments, Inc. BNY Mellon Capital Markets, LLC Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus supplement and prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (collect) (212) 834-4533, BofA Securities, Inc. at 1-800-294-1322, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.